

23002321



| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-68124 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: deKoning Capital Markets, LLC D/B/A/ Transwestern Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

37 Bellevue Avenue
(No. and Street)

| Newport | RI | 02840 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kendrik de Koning | 800-997-0718 | kendrik@transwesterncap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Summit, LLC
(Name – if individual, state last, first, and middle name)

| 10999 18th Street, Suite 3000 | Denver | CO | 80202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 07/2010 | 5251 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kenrick de Koning, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of deKoning Capital Markets, LLC D/B/A/ Transwestern Capital Markets, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF RHODE ISLAND

Slater Harnett

Signature:

Title:
President

Notary Public

Slater Harnett
Notary Public
State of Rhode Island
MY COMMISSION EXPIRES 04/06/2026
Commission # 762297

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# DE KONING CAPITAL MARKETS, LLC
# DBA TRANSWESTERN CAPITAL MARKETS, LLC

Financial Statements
For the Year Ending December 31, 2022
In accordance with Rule 17A-5(d)



Summit LLC
Certified Public Accountants

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC

## TABLE OF CONTENTS



**Summit LLC**
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

## INDEPENDENT AUDITOR'S REPORT

To the Member of
De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC as of December 31, 2022, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's management. Our responsibility is to express an opinion on De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's auditor since 2020.

Summit llc

Summit LLC
Denver, Colorado
February 24, 2023

## DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2022

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 22,114 |
| Cash held at broker | | - |
| Securities positions held, at fair value | | 50,130 |
| Other assets | | 928 |
| ***Total assets*** | **$** | **73,172** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses | $ | 479 |
| ***Total liabilities*** | | 479 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 3 and 4) | | |
| **MEMBER'S EQUITY** (Note 2) | | 72,693 |
| ***Total liabilities and member's equity*** | **$** | **73,172** |

The accompanying notes are an integral part of this statement.

## DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2022

| | |
|---|---|
| **REVENUE:** | |
| Commissions and fees | $ 11,824 |
| Gain (loss) on investments | (3,368) |
| Dividend income | 827 |
| Other income | 343 |
| ***Total revenue*** | 9,626 |
| **EXPENSES:** | |
| Licensing and fees | 10 |
| Regulatory fees | 4,632 |
| Professional fees | 7,505 |
| Travel and entertainment | 750 |
| Insurance expenses | 519 |
| Clearing fees | 1,640 |
| General and shared expenses | 3,129 |
| ***Total expenses*** | 18,185 |
| **NET INCOME (LOSS)** | **$ (8,559)** |

The accompanying notes are an integral part of this statement.

**DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**YEAR ENDED DECEMBER 31, 2022**

| | | |
|---|---|---|
| **BALANCE,** December 31, 2021 | $ | 981,252 |
| Distributions | | (900,000) |
| Net Income | | (8,559) |
| **BALANCE,** December 31, 2022 | **$** | **72,693** |

The accompanying notes are an integral part of this statement.

## DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2022

| | |
|---|---|
| **CASH FLOWS FROM (TO) OPERATING ACTIVITIES:** | |
| Net loss | $ (8,559) |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Increase/decrease in cash at broker | 677,201 |
| Increase/decrease in investments held | 2,541 |
| Increase/decrease in other assets | 3,148 |
| Increase/decrease in accounts payable | 36 |
| ***Net cash provided by operating activities*** | 674,367 |
| **CASH FLOWS USED IN FINANCING ACTIVITIES:** | |
| Distributions to members | (900,000) |
| **NET DECREASE IN CASH** | (225,633) |
| **CASH,** at beginning of year | 247,747 |
| **CASH,** at end of year | **$ 22,114** |

The accompanying notes are an integral part of this statement.

## *NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### ***Organization and Business***

de Koning Capital Markets, LLC d/b/a TransWestern Capital Markets, LLC (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company's business is national in nature.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

### ***Revenue Recognition***

The Company's sources of revenue are fees and commissions earned from various investment vehicles and the gain or loss from the change in fair value on securities positions held. This Company records the commissions when earned. For the gain or loss on securities positions, the company records gains or losses based on the change in the fair value of the securities positions held.

Commission receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2022. The Company's policy is not to accrue interest on commissions receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company earns a commission. Commissions & related clearing expenses are recorded on the last day of the month of the trade date (the date that the Company fills the trade order and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

### **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

## *NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

### ***Income Taxes***

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2018 to 2022 are subject to review by the Internal Revenue Service.

### ***Cash and Cash Equivalents***

For the purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

### ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### ***Fair Value Measurement***

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. All securities positions held by the Company are considered Level 1 marketable securities.

### *NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under the provision. At December 31, 2022, the Company had net capital and net capital requirements of $64,320 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2022, the Company paid this related entity $2,899. The Company owed this related entity $479 on December 31, 2022.

### *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

The Company introduces client accounts to unrelated custodians. The Company does not take discretionary control over any account. The Company receives a commission for trades placed in those accounts. The Company may incur a counterparty risk if the custodian ceases business and cannot settle any outstanding commissions.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

### *NOTE 5 - SUBSEQUENT REVIEW*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.



## SUPPLEMENTARY INFORMATION

## DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
## SCHEDULES I
## COMPUTATION OF NET CAPITAL AND RECONCILIATION PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2022

| | | |
|---|---|---|
| **CREDIT:** | | |
| Member's equity | $ | 72,693 |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Other assets | | 928 |
| ***Total debits*** | | 928 |
| **NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION** | | 71,765 |
| Haircuts on securities positions | | 1,002 |
| Undue concentration | | 6,443 |
| **NET CAPITAL** | | 64,320 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $479 or $5,000, whichever is greater | | 5,000 |
| ***Excess net capital*** | **$** | **59,320** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Commissions payable | $ | 479 |
| ***Total aggregate indebtedness*** | **$** | **479** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.00 to 1** |
| **Net Capital Per Company's Unaudited Form X-17A5 Part II Filing** | **$** | **70,762** |
| **Adjustments** | | |
| Additional undue concentration haircut | | (6,442) |
| **Net Capital Per Audited Financial Statements** | **$** | **64,320** |

**Schedule II**
**Computation for Determination of Reserve Requirements Under Rule 15c3-3**

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

**Schedule III**
**Information Relating to Possession or Control Requirements Under Rule 15c3-3**

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



**Summit LLC**
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC

We have reviewed management's statements as of and for the year ending December 31, 2022, included in the accompanying Exemption Report, in which (1) De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof and (2) De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC stated that De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
February 24, 2023

**DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC**

**EXEMPTION REPORT**
**REQUIREMENT FOR BROKER/DEALERS UNDER**
**RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

**YEAR ENDED DECEMBER 31, 2022**

---

To the best knowledge and belief of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC:

> The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ending December 31, 2022.
>
> The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2022.

______________________________
Signature

Managing Member
Title